Exhibit 99.8

PERDIGÃO’S SALES GROW BY MORE THAN 80% IN THE SECOND QUARTER

Acquisitions are among the factors that have guaranteed growth during the period

Perdigão closed the second quarter 2008 with gross sales of R$ 3.3 billion, 81.2% more than the same period in 2007. Growth reflects the increase in sales both in volume as well as in revenues in the domestic and export markets. In addition to these factors, performance was also driven by the consolidation of the results from the acquisition of Eleva/Cotochés, among others, as well as outsourced production agreements signed with other dairy product processors.

Exports reported an increase of 45.4% in meat volume and 64% in total revenues, reaching R$ 1.3 billion. The growth in international demand for animal protein (poultry and pork) from Brazil has sustained the positive performance in overseas markets. This, despite the continuing appreciation of the Real against the US dollar during the quarter and the increase in principal commodity prices well above levels recorded in the comparative period for 2007.

Domestic market revenues for the quarter increased year-on-year by 93.9%, reporting a total of R$ 1.99 billion. Sales volumes of dairy products increased 338.9% and by 30.5% in the case of meats. Performance in this market was driven by acquisitions, new partnerships - instrumental in enhancing milk output, and the expansion of the Company’s business in the margarine and other processed product segments, resulting in a 185.4% increase in sales volumes.

The improvement in the Company’s operations in meat and dairy products, allied to sales performance has been conducive in achieving good operating results. EBITDA reached R$ 233.2 million, 40.3% more than for the comparative period last year.

Gross profit increased from R$ 411.2 million to R$ 624.6 million, equivalent to a year-on-year increase of 51.9%. Net adjusted income reported growth of 44.7% to R$ 102.5 million before the effect for the amortization of goodwill arising from the acquisition of some major operating assets.

In May, Perdigão fully recognized goodwill of R$ 1.5 billion (the difference between book and market value), accruing from the acquisitions of Eleva, the margarine businesses and the of Batávia still not controlled by the Company. This generated a tax benefit of R$ 501.3 million in addition to a net negative non-recurring effect in the quarter of R$ 984.3 million.

São Paulo, July 28 2008.

For more information, contact:

Investor Relations Department

acoes@perdigao.com.br

(55) (11) 3718-5465